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                              June 30, 2021

       Adam Simpson
       Chief Executive Officer
       Icosavax, Inc.
       1616 East Lake Avenue E., Suite 208
       Seattle, WA 98102

                                                        Re: Icosavax, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK 0001786255

       Dear Mr. Simpson:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 1 and revised disclosure. We further note that your planned clinical
trial of IVX-A12 assumes (i) the successful completion of your trial of IVX-121, (ii)
favorable preclinical data for IVX-241 and (iii) FDA acceptance of your
                                                        IND. Accordingly, the
date you expected date for initiating your clinical trial of IVX-A12 is highly speculative,
please refrain from making a specific prediction. You may state, that you plan to commence
your clinical trial of IVX-A12 following the successful completion of your clinical trial
of IVX-121, preclinical studies of IVX-241 and the submission of an
                                                        IND for IVX-A12.
 Adam Simpson
Icosavax, Inc.
June 30, 2021
Page 2

       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,
FirstName LastNameAdam Simpson
                                                        Division of Corporation
Finance
Comapany NameIcosavax, Inc.
                                                        Office of Life Sciences
June 30, 2021 Page 2
cc:       Matthew T. Bush
FirstName LastName